UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

AMERI Holdings, Inc.

(Name of Issuer)

Common Stock Purchase Warrants

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02362F112

02362F104

(CUSIP Number)

jeffrey E. eberwein

lone star value management, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 4,072,592 shares of Common Stock*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 4,072,592 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 4,072,592 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% of the outstanding Public Warrants 22.1% of the outstanding shares of Common Stock*
14	TYPE OF REPORTING PERSON

PN

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant (as defined below) and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants (as defined below).

2

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 Public Warrants 13,910 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 Public Warrants 13,910 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Public Warrants 13,910 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% of the outstanding Public Warrants Less than 1% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 4,086,502 shares of Common Stock*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 4,086,502 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 4,086,502 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% of the outstanding Public Warrants 22.2% of the outstanding shares of Common Stock*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

4

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 4,169,810 shares of Common Stock*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 4,169,810 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 4,169,810 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% of the outstanding Public Warrants 22.6% of the outstanding shares of Common Stock*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

5

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 4,196,876 shares of Common Stock*#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 4,196,876 shares of Common Stock*#
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 4,196,876 shares of Common Stock*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% of the outstanding Public Warrants 22.8% of the outstanding shares of Common Stock*#
14	TYPE OF REPORTING PERSON

IN

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

# Includes 27,066 Shares beneficially owned directly by Mr. Eberwein.

6

CUSIP NO. 02362F112

CUSIP NO. 02362F104

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the following securities (collectively, the “Securities”) of AMERI Holdings, Inc., a Delaware corporation (the “Issuer”):

(a)	Common Stock Purchase Warrants (the “ Public Warrants”) - Each Public Warrant entitles the holder to purchase one share of Common Stock at a price of $4.115 per share. The Public Warrants are immediately exercisable and will expire five years from the date of issuance; and
(b)	Common Stock, par value $0.01 per share (the “Common Stock”).

The address of the principal executive offices of the Issuer is 100 Canal Pointe Boulevard, Suite 108, Princeton, New Jersey 08540.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Securities purchased by Lone Star Value Investors, Lone Star Value Co-Invest I and held in the Lone Star Value Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Of the 2,972,592 shares of Common Stock directly owned by Lone Star Value Investors, 1,766,755 of such shares of Common Stock have an aggregate purchase price of $2,574,188, including brokerage commissions, and 1,205,837 of such shares of Common Stock were acquired upon the cashless exercise of the full replacement May 2015 Warrant (as defined and described in Amendment No. 7 to the Schedule 13D) of which there were 1,666,666 shares of Common Stock underlying. The aggregate purchase price of the 13,910 shares of Common Stock directly owned by Lone Star Value Co-Invest I is approximately $90,641, including brokerage commissions. The aggregate purchase price of the 83,308 shares of Common Stock held in the Lone Star Value Account is approximately $485,866, including brokerage commissions.

The aggregate purchase price of the 100,000 Public Warrants directly owned by Lone Star Value Investors is approximately $1,015, including brokerage commissions.

On May 13, 2016, the Issuer issued a five-year warrant to Lone Star Value Investors for the purchase of 1,000,000 shares of Common Stock at a price of $6.00 per share (the “May 2016 Warrant”), on substantively the same terms as the May 2015 Warrant.

The 27,066 shares of Common Stock beneficially owned directly by Mr. Eberwein were acquired upon the vesting of restricted stock units granted to Mr. Eberwein in connection with his service as Chairman of the Issuer’s Board of Directors.

7

CUSIP NO. 02362F112

CUSIP NO. 02362F104

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Securities reported owned by each person named herein is based upon 1,475,000 Public Warrants and 17,331,249 shares of Common Stock outstanding as of the date hereof based on information provided to the Reporting Persons by the Issuer.

As of the close of business on the date hereof, Lone Star Value Investors beneficially owned (a) 100,000 Public Warrants, constituting approximately 6.8% of the Public Warrants outstanding, and (b) 4,072,592 shares of Common Stock (consisting of 2,972,592 shares of Common Stock, 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants and 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant), constituting approximately 22.1% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, Lone Star Value Co-Invest I beneficially owned (a) 0 Public Warrants, constituting 0% of the Public Warrants outstanding, and (b) 13,910 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, the Lone Star Value Account held (a) 0 Public Warrants, constituting 0% of the Public Warrants outstanding, and (b) 83,308 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, Mr. Eberwein directly beneficially owned (a) 0 Public Warrants, constituting 0% of the Public Warrants outstanding, and (b) 27,066 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed to beneficially own the (a) 100,000 Public Warrants, constituting approximately 6.8% of the Public Warrants outstanding, and (b) 4,086,502 shares of Common Stock, constituting approximately 22.2% of the shares of Common Stock outstanding, beneficially owned in the aggregate by Lone Star Value Investors and Lone Star Co-Invest I.

Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Lone Star Value Account, may be deemed to beneficially own the (a) 100,000 Public Warrants, constituting approximately 6.8% of the Public Warrants outstanding, and (b) 4,169,810 shares of Common Stock, constituting approximately 22.6% of the shares of Common Stock outstanding, beneficially owned in the aggregate by Lone Star Value Investors, Lone Star Co-Invest I and held in the Lone Star Value Account.

Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed to beneficially own the (a) 100,000 Public Warrants, constituting approximately 6.8% of the Public Warrants outstanding, and (b) 4,169,810 shares of Common Stock, constituting approximately 22.6% of the shares of Common Stock outstanding, beneficially owned in the aggregate by Lone Star Value Investors, Lone Star Co-Invest I and held in the Lone Star Value Account, which, together with the shares of Common Stock he directly beneficially owns, constitutes an aggregate of 4,196,876 shares of Common Stock, constituting approximately 22.8% of the shares of Common Stock outstanding.

8

CUSIP NO. 02362F112

CUSIP NO. 02362F104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Securities directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Securities reported herein that he or it does not directly own.

(b) By virtue of their respective positions with Lone Star Value Investors, each of Lone Star Value GP, Lone Star Value Management and Mr. Eberwein may be deemed to have sole power to vote and dispose of the Securities reported owned by Lone Star Value Investors.

By virtue of their respective positions with Lone Star Value Co-Invest I, each of Lone Star Value GP, Lone Star Value Management and Mr. Eberwein may be deemed to have sole power to vote and dispose of the Securities reported owned by Lone Star Value Co-Invest I.

By virtue of their respective positions with the Lone Star Value Account, each of Lone Star Value Management and Mr. Eberwein may be deemed to have sole power to vote and dispose of the Securities reported held in the Lone Star Value Account.

Mr. Eberwein has the sole power to vote and dispose of the Securities directly beneficially owned by him.

(c) Schedule A annexed hereto lists all transactions in Securities of the Issuer by the Reporting Persons since the filing of Amendment No. 11 to the Schedule 13D. All of such transactions were effected in the open market except as otherwise indicated.

9

CUSIP NO. 02362F112

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

10

CUSIP NO. 02362F112

CUSIP NO. 02362F104

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 11 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

Purchase of Common Stock*	100,000	4.1150	11/17/2017
Purchase of Public Warrants*^	100,000	0.0100	11/17/2017

LONE STAR VALUE CO-INVEST I, LP

Purchase of Common Stock#	3	6.2500	10/26/2017
Purchase of Common Stock#	2,500	6.5000	10/27/2017
Purchase of Common Stock#	1,303	6.4994	10/30/2017

* Purchased in underwritten public offering.

^ Each Public Warrant entitles the holder to purchase one share of Common Stock at a price of $4.115 per share. The Public Warrants are immediately exercisable and will expire five years from the date of issuance.

# Effected pursuant to a Rule 10b5-1 trading plan.